    As filed with the Securities and Exchange Commission on June 24, 1999

                                        1933 Act Registration No. 333-77475
                                        1940 Act Registration No. 811-09311


                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                      PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                  FORM S-6

             FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                  OF SECURITIES OF UNIT INVESTMENT TRUSTS
                         REGISTERED ON FORM N-8B-2

A.       Exact name of trust:               AIM SUMMIT INVESTORS PLANS II

B.       Name of depositor:                 A I M DISTRIBUTORS, INC.

C. Complete address of depositor's principal executive offices:

                           11 Greenway Plaza, Suite 100
                           Houston, Texas  77046-1173

D. Name and address of agent for service:

                           Michael J. Cemo, President
                           A I M Distributors, Inc.
                           11 Greenway Plaza, Suite 100
                           Houston, Texas  77046-1173

                           with a copy to:

                           Stephen I. Winer, Esquire
                           A I M Distributors, Inc.
                           11 Greenway Plaza, Suite 100
                           Houston, Texas  77046-1173

                           Martha J. Hays, Esquire
                           Ballard Spahr Andrews & Ingersoll, LLP
                           1735 Market Street, 51st Floor
                           Philadelphia, Pennsylvania  19103-7599

         It is proposed that this filing will become effective (check appropriate box):


                  [ ]      immediately upon filing pursuant to paragraph (b)
                  [ ]      on (date) pursuant to paragraph (b)
                  [ ]      60 days after filing pursuant to paragraph (a)(1)
                  [X]      on July 1, 1999 pursuant to paragraph (a)(1)
                           of rule 485
                  [ ]      this post-effective amendment designates a new
                           effective date for a previously filed
                           post-effective amendment.



                          (Continued on Next Page)

E. Title and amount of securities being registered:

                           AIM Summit Investors Plans II, an indefinite amount of periodic payment plans being registered.

F. Approximate date of proposed public offering:
   July 1, 1999

        AIM SUMMIT INVESTORS PLANS II

--------------------------------------------------------------------------------

        PROSPECTUS
        JULY 1, 1999

        AIM Summit Investors Plans II provides for the accumulation of Class II Shares of AIM Summit Fund, Inc.

        Class II Shares of AIM Summit Fund, Inc. are offered to and may be purchased by the general public only through AIM Summit Investors Plans II. Details of AIM Summit Fund, Inc. are found in the AIM Summit Fund, Inc. Prospectus located at the back of this Prospectus. You should read both this Prospectus and the Prospectus of AIM Summit Fund, Inc. and keep these Prospectuses for future reference.

        AS WITH ALL OTHER INVESTMENT COMPANY SECURITIES, THE SECURITIES AND
             EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE
        SECURITIES OR DETERMINED WHETHER THE INFORMATION IN THIS PROSPECTUS
            IS ADEQUATE OR ACCURATE. ANYONE WHO TELLS YOU OTHERWISE IS
                                COMMITTING A CRIME.

        [AIM LOGO APPEARS HERE]                       INVEST WITH DISCIPLINE
                                                      --Registered Trademark--

                               TABLE OF CONTENTS


                                                                PAGE
Introduction................................................      1
     Purpose and Benefits of the Plan.......................      1
     Description of Plans...................................      1
     Investment Objective of the Fund.......................      1
     Principal Risks of Investing in the Plan...............      1
     Cancellation and Refund Rights.........................      1
     Termination of the Plan................................      1
Fee Table...................................................      2
Choosing Your Investment Amount.............................      3
     Allocation of Investments and Deductions...............      3
     Total 25 Year Allocations of Investments and Deductions
      When Extended Investment Option Is Used...............      4
     A Typical $50 Monthly Investment Plan..................      5
Investments.................................................      6
     Making your Plan Investments...........................      6
       By Check.............................................      6
       Automatic Investment Program.........................      6
     Extended Investment Option.............................      6
     Creation and Sales Charges.............................      6
     Rights of Accumulation.................................      6
     Making Preinvestments to Complete the Plan Ahead of
      Schedule..............................................      7
     Changing the Face Amount of a Plan.....................      7
Withdrawals and Termination.................................      7
     Timing of Receipt of Proceeds on Redemptions of Class
      II Shares.............................................      7
     Partial Withdrawals Without Terminating a Plan.........      7
     Complete Withdrawal or Termination.....................      8
     Plan Reinstatement Privilege...........................      9
Planholder Options and Services.............................      9
     Retirement Plans.......................................      9
     Systematic Withdrawal Program..........................      9
     Federal Income Tax Withholding.........................     10
     Statements, Reports and Notices........................     10
Rights and Policies.........................................     10
     Cancellation and Refund Rights.........................     10
     Voting Rights..........................................     10
     Transfer or Assignment Rights..........................     11
     Termination of a Plan by the Sponsor or Custodian......     11
     Substitution of Shares.................................     11
     Plan Completion........................................     12
Service Charges and Other Fees..............................     12
Dividends, Capital Gains and Taxes..........................     12
Additional Information......................................     13
     The Custodian..........................................     13
     The Sponsor............................................     14
     General................................................     15
AIM Summit Fund, Inc. Class II Shares Prospectus............    A-1


                            ------------------------

     NO SALESMAN, DEALER OR OTHER PERSON IS AUTHORIZED BY THE SPONSOR OR AIM SUMMIT FUND, INC. TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR IN THE PROSPECTUS OF THE CLASS II SHARES OF AIM SUMMIT FUND, INC. OR IN ANY OTHER PRINTED OR WRITTEN MATERIAL AUTHORIZED BY THE SPONSOR OR AIM SUMMIT FUND, INC., AND NO PERSON SHOULD RELY UPON ANY INFORMATION NOT CONTAINED IN THESE MATERIALS.

                                        I

                                  INTRODUCTION


PURPOSE AND BENEFITS OF THE PLAN



     AIM Summit Investors Plans II (Plans) is designed to provide you an effective and convenient method to create an investment fund for your future capital or income needs by systematically investing a modest sum each month in shares of a mutual fund. Many people recognize the desirability of accumulating an investment portfolio through a planned long-range investment program, but find it difficult to save the necessary money to make periodic stock purchases.



     Ownership of Class II Shares of AIM Summit Fund, Inc. (Class II Shares) through a Plan provides you with several advantages:



          (1) Diversification -- By pooling the money invested by many investors, AIM Summit Fund, Inc. (Fund) will be able to reduce (but not eliminate) risk by diversifying its holdings among many securities in order to minimize the portfolio impact of any single investment.



          (2) Economics of Size -- Purchases and sales of securities often entail disproportionately large unit costs on small transactions. The size and volume of the Fund's portfolio transactions should enable it to effect such transactions at better net unit prices than an individual could achieve.



          (3) Professional Management -- Investors may benefit from the full-time skill and attention of professional managers.



DESCRIPTION OF PLANS



     Plans for the accumulation of Class II shares of the Fund are offered by A I M Distributors, Inc., the sponsor and principal underwriter(AIM Distributors or Sponsor). A Plan calls for fixed monthly investments for 15 years (180 investments). You have the option to make additional monthly investments for up to a total of 25 years (300 investments).



     Investments under a Plan are applied, after authorized deductions, to the purchase of Class II Shares at net asset value. These shares should be considered a long-term investment and are not suitable if you are seeking quick profits or if you might not be able to complete a Plan. A front-end sales load (Creation and Sales Charge) of up to 50% is deducted from the first 12 investments and paid to the sponsor. Because of the Creation and Sales Charge, you will probably lose money if you withdraw an investment or terminate your Plan during the early years of your Plan.



     Investments made through a Plan will not result in direct ownership of Class II Shares. Your Plan represents an interest in a trust which has direct ownership of the Class II Shares. You have a beneficial interest in the underlying shares of the Fund. CLASS II SHARES ARE OFFERED TO THE GENERAL PUBLIC ONLY THROUGH AIM SUMMIT INVESTORS PLANS II.



INVESTMENT OBJECTIVE OF THE FUND



     The Fund's investment objective is growth of capital.



PRINCIPAL RISKS OF INVESTING IN THE PLAN



     The value of the Class II Shares will change when the values of the securities in the Fund's portfolio change. A Plan calls for monthly investments at regular intervals regardless of the value of the Class II Shares. You should therefore consider your financial ability to continue a Plan. A Plan offers no assurance against loss in a declining market. Terminating a Plan at a time when the value of the Class II Shares then held is less than their cost will result in a loss. Prepayment of all or part of the first year's investments in a Plan increases the possible loss in the event of early termination.



CANCELLATION AND REFUND RIGHTS



     You have the right to a refund of the current value of your Class II Shares during 18 months after your Plan purchase. You also have other limited refund rights under the conditions described in more detail under "Rights and Policies."



TERMINATION OF THE PLAN



     A Plan may be terminated by the Custodian or Sponsor if you fail to make investments under your Plan for a period of 6 months or if Class II Shares are not available and a substitution is not made. See "Termination of a Plan by the Sponsor or Custodian" at page 11.

                                   FEE TABLE



     These are the fees and expenses, based on plan creation and sales charges and the Fund's latest fiscal year, you may pay if you invest in a plan.



PLAN OWNER FEES PAID DIRECTLY FROM YOUR INVESTMENT
--------------------------------------------------------------------
  Creation and sales charges when you buy shares as a
     percentage of net amount invested                        50.00%(1)
--------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES PAID FROM THE ASSETS OF THE
FUND
as a percentage of average daily net assets(2)
--------------------------------------------------------------------
  Management Fee(3)                                            0.64%
--------------------------------------------------------------------
  Distribution and Service (12b-1) Fee                         0.30%
--------------------------------------------------------------------
  Other Expenses                                               2.53%
--------------------------------------------------------------------
Total Annual Fund Operating Expenses                           3.47%
--------------------------------------------------------------------
  Expense Reimbursements(3)                                    1.97%
--------------------------------------------------------------------
  Net Expenses                                                 1.50%
--------------------------------------------------------------------



(1) A creation and sales charge of up to 50% may be deducted from your first 12 investments. If you complete scheduled payments over a 15-year plan, you will pay creation and sales charges of up to 3.33%.


(2) The fees and expenses are based on estimated average net assets for Class II Shares of the Fund.


(3) The investment advisor has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other operating expenses of the Fund to the extent required to reduce expenses to 1.50% of the average daily net assets of the Fund.

                        CHOOSING YOUR INVESTMENT AMOUNT



     Use the following tables to select among the range of available monthly Plan investment options. Each table shows the face amount of the Plan, the creation and sales charges that will be charged and the total charges as a percentage of the total amount invested under a Plan and as a percentage of the net amount invested. This information is based solely on investments made under a Plan and does not reflect any investment performance, dividend or income from the Fund over the period of a Plan, or expenses of the Fund or any other charges.



ALLOCATION OF INVESTMENTS AND DEDUCTIONS

15 YEAR PLANS

                                                                          % OF TOTAL DEDUCTIONS
                                      CREATION AND SALES CHARGES         ------------------------
                                 -------------------------------------                   TO NET
     MONTHLY                        PER           PER                                  INVESTMENT    MONTHLY
    INVESTMENT       TOTAL       INVESTMENT   INVESTMENT                  TO TOTAL      IN FUND     INVESTMENT
       UNIT       INVESTMENTS    1 THRU 12    13 THRU 180    TOTAL(A)    INVESTMENTS     SHARES        UNIT
    ----------   -------------   ----------   -----------   ----------   -----------   ----------   ----------
    $    50.00   $    9,000.00   $   25.00        $0        $   300.00      3.33%         3.45%     $    50.00
         75.00       13,500.00       37.50         0            450.00      3.33%         3.45%          75.00
        100.00       18,000.00       50.00         0            600.00      3.33%         3.45%         100.00
        125.00       22,500.00       62.50         0            750.00      3.33%         3.45%         125.00
        150.00       27,000.00       75.00         0            900.00      3.33%         3.45%         150.00
        166.66       29,998.80       83.33         0            999.96      3.33%         3.45%         166.66
        200.00       36,000.00      100.00         0          1,200.00      3.33%         3.45%         200.00
        250.00       45,000.00      125.00         0          1,500.00      3.33%         3.45%         250.00
        300.00       54,000.00      150.00         0          1,800.00      3.33%         3.45%         300.00
        350.00       63,000.00      175.00         0          2,100.00      3.33%         3.45%         350.00
        400.00       72,000.00      200.00         0          2,400.00      3.33%         3.45%         400.00
        450.00       81,000.00      225.00         0          2,700.00      3.33%         3.45%         450.00
        500.00       90,000.00      250.00         0          3,000.00      3.33%         3.45%         500.00
        600.00      108,000.00      300.00         0          3,600.00      3.33%         3.45%         600.00
        700.00      126,000.00      350.00         0          4,200.00      3.33%         3.45%         700.00
        800.00      144,000.00      400.00         0          4,800.00      3.33%         3.45%         800.00
        900.00      162,000.00      450.00         0          5,400.00      3.33%         3.45%         900.00
      1,000.00      180,000.00      500.00         0          6,000.00      3.33%         3.45%       1,000.00
      1,250.00      225,000.00      625.00         0          7,500.00      3.33%         3.45%       1,250.00
      1,500.00      270,000.00      675.00         0          8,100.00      3.00%         3.09%       1,500.00
      1,750.00      315,000.00      700.00         0          8,400.00      2.67%         2.74%       1,750.00
      2,000.00      360,000.00      750.00         0          9,000.00      2.50%         2.56%       2,000.00
      2,500.00      450,000.00      812.50         0          9,750.00      2.17%         2.21%       2,500.00
      5,000.00      900,000.00    1,250.00         0         15,000.00      1.67%         1.69%       5,000.00
     10,000.00    1,800,000.00    1,500.00         0         18,000.00      1.00%         1.01%      10,000.00

TOTAL 25 YEAR ALLOCATIONS OF INVESTMENTS AND DEDUCTIONS WHEN


EXTENDED INVESTMENT OPTION IS USED



(Please see page 6 for a description of the Extended Investment Option.)



                                                                              % OF TOTAL DEDUCTIONS
                                      CREATION AND SALES CHARGE            ---------------------------
 MONTHLY                     -------------------------------------------       TO           TO NET        MONTHLY
INVESTMENT       TOTAL       PER INVESTMENT   PER INVESTMENT                  TOTAL      INVESTMENT IN   INVESTMENT
   UNIT       INVESTMENTS      1 THRU 12       13 THRU 300       TOTAL     INVESTMENTS    FUND SHARES       UNIT
----------   -------------   --------------   --------------   ---------   -----------   -------------   ----------
$   50.00    $   15,000.00         25.00            $0            300.00      2.00%          2.04%       $   50.00
    75.00        22,500.00         37.50             0            450.00      2.00%          2.04%           75.00
   100.00        30,000.00         50.00             0            600.00      2.00%          2.04%          100.00
   125.00        37,500.00         62.50             0            750.00      2.00%          2.04%          125.00
   150.00        45,000.00         75.00             0            900.00      2.00%          2.04%          150.00
   166.66        49,998.00         83.33             0            999.96      2.00%          2.04%          166.66
   200.00        60,000.00        100.00             0          1,200.00      2.00%          2.04%          200.00
   250.00        75,000.00        125.00             0          1,500.00      2.00%          2.04%          250.00
   300.00        90,000.00        150.00             0          1,800.00      2.00%          2.04%          300.00
   350.00       105,000.00        175.00             0          2,100.00      2.00%          2.04%          350.00
   400.00       120,000.00        200.00             0          2,400.00      2.00%          2.04%          400.00
   450.00       135,000.00        225.00             0          2,700.00      2.00%          2.04%          450.00
   500.00       150,000.00        250.00             0          3,000.00      2.00%          2.04%          500.00
   600.00       180,000.00        300.00             0          3,600.00      2.00%          2.04%          600.00
   700.00       210,000.00        350.00             0          4,200.00      2.00%          2.04%          700.00
   800.00       240,000.00        400.00             0          4,800.00      2.00%          2.04%          800.00
   900.00       270,000.00        450.00             0          5,400.00      2.00%          2.04%          900.00
 1,000.00       300,000.00        500.00             0          6,000.00      2.00%          2.04%        1,000.00
 1,250.00       375,000.00        625.00             0          7,500.00      2.00%          2.04%        1,250.00
 1,500.00       450,000.00        675.00             0          8,100.00      1.80%          1.83%        1,500.00
 1,750.00       525,000.00        700.00             0          8,400.00      1.60%          1.63%        1,750.00
 2,000.00       600,000.00        750.00             0          9,000.00      1.50%          1.52%        2,000.00
 2,500.00       750,000.00        812.50             0          9,750.00      1.30%          1.32%        2,500.00
 5,000.00     1,500,000.00      1,250.00             0         15,000.00      1.00%          1.01%        5,000.00
10,000.00     3,000,000.00      1,500.00             0         18,000.00      0.60%          0.60%       10,000.00

A TYPICAL $50 MONTHLY INVESTMENT PLAN



     This table shows you the investments and deductions under a Plan for a typical $50 monthly investment Plan. The 15-year schedule assumes that all investments were made in accordance with the terms of the Plan. The 25-year schedule reflects the changes applicable to a 15-year Plan that is continued under the Extended Investment Option. The table does not reflect Fund performance, Fund expenses or the payment of any dividends or distributions by the Fund.



                                                            AT THE END OF          AT THE END OF          AT THE END OF
                                                               6 MONTHS                1 YEAR                2 YEARS
                                                           (6 INVESTMENTS)        (12 INVESTMENTS)       (24 INVESTMENTS)
                                                         --------------------   --------------------   --------------------
                                           % OF TOTAL             % OF TOTAL             % OF TOTAL             % OF TOTAL
                                 AMOUNT    INVESTMENTS   AMOUNT   INVESTMENTS   AMOUNT   INVESTMENTS   AMOUNT   INVESTMENTS
    15 YEARS (180 INVESTMENTS)
Total Investments.............   $ 9,000     100.00%      $300        100%       $600        100%      $1,200       100%
Deduct:
    Creation and Sales
      Charge..................   $   300       3.33%      $150         50%       $300         50%      $ 300         25%
Net Amount Invested Under
  Plan........................   $ 8,700      96.67%      $150         50%       $300         50%      $ 900         75%

    25 YEARS (300 INVESTMENTS)
Total Investments.............   $15,000     100.00%      $300        100%       $600        100%      $1,200       100%
Deduct:
    Creation and Sales
      Charges.................   $   300       2.00%      $150         50%       $300         50%      $ 300         25%
Net Amount Invested Under
  Plan........................   $14,700      98.00%      $150         50%       $300         50%      $ 900         75%

                                  INVESTMENTS


MAKING YOUR PLAN INVESTMENTS



     To start a Plan, you must complete an application indicating your monthly Plan investment amount. You may make Plan investments by check or automatically. Plan investments after deduction of applicable creation and sales charges will be invested in Class II Shares at net asset value.



          BY CHECK



        Your check should be in the amount of your initial monthly investment unit and made payable to State Street Bank and Trust Company, Custodian, and mailed to, Boston Financial Data Services, Inc. (BFDS), P.O. Box 8300, Boston, Massachusetts 02266-8300.



          AUTOMATIC INVESTMENT PROGRAM



        If you wish to have investments in your Plan made automatically without having to write a check each month, you may request that investments be made by means of pre-authorized checks. Under this program, each month BFDS will draft your bank account in the amount of the monthly investment. You may choose to have investments in your Plan made automatically through a military or government allotment.



        To initiate a Pre-Authorized Check Investment Program, you should complete the appropriate forms and forward them to BFDS. You may terminate a Pre-Authorized Check Investment Program at any time by written notice to BFDS at least five days prior to the date of the next scheduled draft.



     After your Plan application has been accepted and initial investment has been received, you will receive a statement showing the number of Class II Shares purchased for your account.



EXTENDED INVESTMENT OPTION



     You may continue making monthly investments pursuant to the Extended Investment Option after completing all scheduled investments under your Plan. You may stop all future investments under this option by notifying BFDS in writing.



CREATION AND SALES CHARGES



     The Sponsor receives Creation and Sales Charges as compensation for its services and costs in creating the Plans and arranging for their administration, for making the Class II Shares available to you at their net asset value and for selling expenses and commissions with respect to the Plans. These charges are deducted from each of the first 12 monthly investments. For example, on a $50 per month Plan, $25.00 is deducted from each of the first 12 investments.



RIGHTS OF ACCUMULATION



     To qualify for reduced Creation and Sales Charges, you must submit all of the applications for the Plans involved at the same time and include a letter from you (or your dealer) requesting that the face amounts of your Plans and the value of any other AIM Funds then owned be aggregated for the purpose of determining applicable Creation and Sales Charges. If you discontinue investments under one or more of your Plans, you will be responsible for paying the Creation and Sales Charges previously avoided.



     You, your spouse, your children under the age of 21 and a trustee may combine the face amounts of two or more Plans purchased at any time and the value of any other AIM Funds or Plans then owned and want to take advantage of the lower Creation and Sales Charges available on larger sized investments.



     You and the other persons listed in the preceding paragraph may also qualify for a reduced Creation and Sales Charge on a new Plan purchase by combining the face amount of any existing Plan(s) on which investments are current with the face amount of the new purchase or when increasing the face amount of any existing Plan(s) on which investments are current.



     For rights of accumulation, a Plan is considered to be current if:



          (a) it has been completed and not redeemed;



          (b) it has not been completed but has at least as many investments recorded as there are months elapsed since establishment or since being increased; or



          (c) it is a qualified retirement plan, including an IRA.

     Reduced Creation and Sales Charges apply to investments made after the Sponsor has been notified of the eligibility of such Plans for reduced Creation and Sales Charges and has received the information necessary to confirm such eligibility. In the case of existing IRA Plans at the $166.66 per month level, reduced Creation and Sales Charges will apply to investments made on both the existing Plan and the new Plan.



MAKING PREINVESTMENTS TO COMPLETE THE PLAN AHEAD OF SCHEDULE



     You may complete a Plan ahead of schedule by making investments in advance of their due dates, but you may make no more than 24 investments in one calendar year, including any monthly investments. In addition to these advance investments, you may make an additional 24 investments which may be made initially or at any time during the life of the Plan. You may not make advanced investments if doing so would cause your Plan to be more than 48 investments ahead of schedule. You may accrue and pay investments in a lump sum. These preinvestments provisions may be waived only



          (a) to make a Plan that is in arrears current,



          (b) for a transfer of assets from a tax-sheltered retirement plan to a Fund tax-sheltered retirement plan, or



          (c) in the event of your death, to allow the Plan to be completed at one time by the estate or beneficiary.



     You will not avoid Creation and Sales Charges by making investments ahead of schedule.



CHANGING THE FACE AMOUNT OF A PLAN



     You may increase the amount of your Plan at any time. In addition, prior to making the 12th investment under a Plan, you may decrease the amount of your Plan by as much as 50% of the face amount. You should send requests for changes in the face amount of your Plan and a completed Plan application for the new face amount to AIM Distributors. The revised Plan must be in one of the denominations listed on page 3. The Creation and Sales Charges already paid on the existing Plan will be recomputed and applied as a credit to the Creation and Sales Charges due on the revised Plan at the time that it is established. For a period of 12 months following an increase in the face value of a Plan, you may reduce the face value of the Plan to an amount not less than the original face value. Investments already made will be credited to the revised Plan.



                          WITHDRAWALS AND TERMINATION



TIMING OF RECEIPT OF PROCEEDS ON REDEMPTIONS OF CLASS II SHARES



     You will be sent the proceeds of a partial or complete redemption of Class II shares within seven days after BFDS receives all necessary documents in proper order. However, if you redeem shares recently purchased by check, you will be required to wait up to ten business days before BFDS will send your redemption proceeds. This delay is necessary to ensure that the purchase check has cleared. The payment period may be extended if the Custodian's right to redeem shares of the Fund has been suspended or restricted because: (a) trading on the NYSE is restricted, as determined by the applicable rules and regulations of the SEC; (b) the NYSE is closed for other than customary weekend and holiday closings; (c) the SEC has by order permitted such suspension; or (d) an emergency as determined by the SEC exists making disposition of portfolio securities or the valuation of the net assets of the Fund not reasonably practicable.



PARTIAL WITHDRAWALS WITHOUT TERMINATING A PLAN



     If you withdraw or sell all of the Class II Shares in your Plan, your Plan will normally be terminated. However, if you have owned your Plan for at least 45 days, you may also request a partial withdrawal or sale of up to 90% of your Class II Shares without terminating your Plan and keep your Plan in effect. If you withdraw your Class II Shares from your Plan, you will own those shares directly. If you elect to sell your shares, BFDS, acting as your agent, will withdraw and sell the shares and pay the proceeds to you. While there is no fee for a partial withdrawal or sale, there may be federal income tax consequences to you from engaging in a partial withdrawal or sale of your shares.



     You may request a partial withdrawal or sale by writing BFDS at the address listed in this prospectus or by calling BFDS at (617) 483-5000. You may withdraw or sell your Class II Shares by telephone only if:



          (a) the proceeds are made payable to you and mailed to your address of record with us;



          (b) there has been no change of address of record with us within the proceeding 30 days;



          (c) you can provide proper identification information;



          (d) the proceeds of the withdrawal do not exceed $50,000; and



          (e) your Class II Shares are not held in an IRA or other retirement plan.

     Class II Shares you elect to withdraw are redeemed at their net asset value next determined after BFDS receives a request in proper form. You may withdraw or sell Class II Shares during the hours the NYSE is open for business. A dealer who fails to submit a request for withdrawal within the prescribed time frame will be responsible for any losses.



     AIM Distributors has made arrangements with certain dealers to accept telephone instructions for the withdrawal of Class II Shares. AIM Distributors may impose conditions on these dealers, including the condition that they enter into agreements (which contain additional conditions with respect to the withdrawal of shares) with AIM Distributors. The Fund, AIM Distributors, the Custodian, and BFDS will not be liable for any loss, expense or cost arising out of any telephone withdrawal request effected in accordance with the authorization set forth in your account application if they reasonably believe such request to be genuine.



     While there is currently no limit to the number of partial withdrawals or sales that you can make, the Sponsor could limit you to exercising the partial withdrawal privilege once during each calendar year. Each partial withdrawal or sale must be at least $100. No partial withdrawal will affect the total number of Plan investments, the period in which such investments are to be made, or the unpaid balance of Plan investments under your Plan.



     After a partial cash withdrawal, you may, but are not required to, restore the value of your Plan by remitting to BFDS an amount equal to the cash withdrawal. This amount will be used to purchase Class II Shares for your account at their next determined net asset value. You may make a repayment of a partial cash withdrawal after a period of 90 days from the date of redemption, except in the case of plan accounts that are IRAs, for which a reinvestment may be made after a period of 45 days. All reinvestments must be at least $500 or the unrestored amount of the cash withdrawal, whichever is less. Restoration of a partial liquidation of Class II Shares held in an IRA account must be made within 60 days in order to avoid tax consequences, including early withdrawal penalties. You must clearly identify replacements of partial cash withdrawals to distinguish them from regular monthly plan investments.



     See "Complete Withdrawal or Termination" below for information concerning the method of providing written instructions to the Custodian to effect a partial withdrawal or liquidation and the circumstances under which the redemption of shares may be delayed.



COMPLETE WITHDRAWAL OR TERMINATION



     You may terminate your Plan at any time by writing to BFDS. When you terminate your Plan you may request that the Custodian deliver the Class II Shares you have accumulated (properly registered in your name) in book entry form or in certificate form. You may instead direct the Custodian, as your agent, to withdraw your shares, redeem them and send you the proceeds. If you direct the delivery of your Class II Shares, sufficient shares will be redeemed to pay authorized deductions and transfer taxes, with any net balance to be paid in cash. The redemption of Class II Shares is a taxable event. See "DIVIDENDS, CAPITAL GAINS AND TAXES."



     The Custodian requires that instructions in writing for full redemption of Class II Shares held in a Plan be in the form of a signed letter with your signature guaranteed. A signature guarantee is designed to protect you, the Plan, the Sponsor and the Custodian. Acceptable guarantors are banks, broker-dealers, savings and loan associations, credit unions, national securities exchanges and any other "eligible guarantor institution" as defined in rules adopted by the Securities and Exchange Commission (SEC). A notary public is not an acceptable guarantor. The Sponsor currently does not require signature guarantees for redemption requests of $50,000 or less unless the proceeds are to be paid to a person other than the record owner or are to be sent to an address other than the one of record. You will be given notice if this policy is changed. Currently, in addition to these requirements, if you have invested in the Plan to establish an IRA, you should include the following information along with your written request for either partial or full redemption of Class II Shares: (a) a statement as to whether or not you have attained age 59 1/2; (b) a statement as to whether or not you are legally disabled; (c) a statement as to whether or not you elect to have federal income tax withheld from the proceeds of the redemption; and (d) your Social Security number along with the following statement: "I certify under penalties of perjury that the Social Security number provided is correct and that I am not subject to backup withholding either because I am exempt from backup withholding, I have not been notified by the Internal Revenue Service that I am subject to backup withholding, or the Internal Revenue Service has notified me that I am no longer subject to backup withholding." If you have been notified by the Internal Revenue Service that you are currently subject to backup withholding, then you should modify the preceding statement accordingly. Even if you elect not to have federal income tax withheld, you are liable for federal income tax on the taxable portion of the redemption. You may also be subject to tax penalties under the estimated tax payment rules if your payments of estimated tax and withholding, if any, are not adequate. All documents must be in proper order before any redemption can be executed. You should send redemption requests to BFDS. The redemption price will be the net asset value of Class II Shares next determined after AIM Distributors or BFDS receives such documents in proper order.

PLAN REINSTATEMENT PRIVILEGE



     You may, within 90 days after you have completely terminated your Plan, by written request to BFDS, reinstate your Plan without any sales charge, subject to certain restrictions:



          (a) By including with the request an amount which is 10% or more of the redemption proceeds, if no refunded sales charges were provided in the termination.



          (b) By including with the request the full amount of all refunded sales charges, plus an amount equal to 10% or more of the shares redeemed, as described in the "Cancellation and Refund Rights" section on page 10.



     You may not reinstate a terminated plan if you have ever exercised the privilege previously. If you exercise the Plan Reinstatement Privilege, neither the total number of monthly investments to be made nor the unpaid balance of monthly Plan investments under the Plan will be changed.



     The complete termination of your Plan will normally result in the realization of gain or loss for federal income tax purposes. Any gain will be recognized and subject to the applicable capital gains tax. If a loss is realized, reinstatement of your Plan could effect a "wash sale," meaning that the loss will not be recognized for tax purposes. The amount of the non-recognized loss will, however, be added to the cost of the reinstated Plan to determine your basis for tax purposes.



     In addition to the Plan Reinstatement Privilege described above, the Sponsor may from time to time permit planholders who have previously terminated their Plans to establish new Plans on the following terms:



          (a) The Planholder must open the new Plan with an investment equal to or less than the amount of the redemption proceeds received upon redemption of the former Plan. No Creation and Sales Charges or Custodian fees will be subtracted from the initial investment.



          (b) The number of the next investment due on the new Plan will be the number of the next investment due on the former Plan at the time it was terminated.



          (c) Creation and Sales Charges on the new Plan will be the Creation and Sales Charges that would currently be applicable to the former Plan.



     The ability to establish such new Plans will not be generally available, but will be available only during such limited time periods as may be specified by the Sponsor from time to time.



                        PLANHOLDER OPTIONS AND SERVICES



RETIREMENT PLANS



     You may use a Plan to establish tax-deferred qualified retirement plans such as IRAs, IRA-SEPs, Profit Sharing Plans and Money Purchase Plans. The Sponsor has detailed information about such plans, including service fees charged. The annual maintenance fee charged by the Custodian for plans offered by the Sponsor is found under the Service Charges and Other Fees on page 12. This fee will be deducted from plan shares unless it is paid in advance. In addition, IRA rollover or transfer contributions can be accepted into a Plan from qualified individuals. However, a tax-deferred qualified retirement plan may not be established by changing the registration of an existing plan.



SYSTEMATIC WITHDRAWAL PROGRAM



     When you complete all regularly scheduled investments, you may choose to establish a Systematic Withdrawal Program. If you are holding Plans in IRAs, Keogh plans, or other retirement plans you may choose to establish a Systematic Withdrawal Program by notifying the Sponsor that you do not intend to make any further Plan investments. Under this program, you may choose to receive monthly or quarterly checks in any amount of $50 or more. To provide funds for these payments, the Custodian, as your agent, will redeem shares held in your account on the first business day of each month or quarter, at the Fund's current net asset value. You may cancel, or change the amount of payments made to you under a Systematic Withdrawal Program at any time.



     While a Systematic Withdrawal Program is in effect, you may not elect to receive dividends and distributions in cash on Class II Shares held in your account. If you have not completed a Plan, you may not establish Systematic Withdrawal Program.



     The IRS considers payments you receive under a Systematic Withdrawal Program as a taxable transaction. Since such payments are funded by the redemption of shares of the Fund, they will be treated for tax purposes as a sale or exchange of a capital asset. The payments will result in the recognition of a capital gain or loss, rather than ordinary income.

FEDERAL INCOME TAX WITHHOLDING


     As an additional service, BFDS may withhold 28% of any income dividend or capital gains distribution by the Fund and send that amount to the Internal Revenue Service as a credit against your tax liability, if any. The amount withheld may or may not be equal to the additional taxes you may owe due to the dividend or distribution. The withholding service, however, is only available to you if you reinvest your distributions in full. If you elect to authorize this withholding, the number of Class II Shares purchased with the remainder of the income dividend or capital gains distribution will be less than would have otherwise been the case.


     This service is available with respect to all Plans except qualified retirement plans, including IRAs. You may initiate this option by writing to BFDS. Once initiated, the withholding remains in effect until you notify BFDS in writing to terminate the withholding.



STATEMENTS, REPORTS AND NOTICES



     BFDS will mail a statement to you for each investment stating the price per Class II Shares purchased and the total number of Class II Shares held for your account. A notice of the next investment due is included. You will also receive at least annually a current Fund prospectus and audited financial statements of the Fund, including a complete list of all securities held in the Fund's portfolio, and copies of all other reports sent by the Fund to its shareholders. You will be sent notices of all income dividends and capital gains distributions made with respect to Class II Shares, together with tax reporting information relating to such dividends and distributions. Any notices, reports or documents required to be given to you under this Prospectus will be conclusively deemed to have been given upon mailing to your address of record, and the date of such mailing will be deemed the date such notice was given.



                              RIGHTS AND POLICIES



CANCELLATION AND REFUND RIGHTS



     You have certain rights of cancellation as follows:



          (a) You will receive notice regarding your cancellation rights within 60 days after issuance of the Plan. If you elect to cancel your Plan, you must submit a written request to Boston Financial Data Services, Inc., P.O. Box 8300, Boston, Massachusetts 02266-8300, so that it is received within 45 days after the mailing of that notice. You will receive a cash refund equal to the sum of (1) the current net asset value of the Class II Shares credited to your Plan account on the date that the cancellation request is received by BFDS and (2) an amount equal to the difference between the investments made under your Plan and the net amount invested in Class II Shares.



          (b) You may submit a written request to BFDS at any time within an 18-month period beginning on the date of the issuance of the Plan and receive from the Sponsor a cash payment equal to the sum of (1) the current net asset value of the Class II Shares credited to the account on the date of redemption and (2) the amount by which the Creation and Sales Charges deducted from the Planholder's investments exceed 15% of the investments made up to the date of redemption. Service charges and other fees are not refundable.



     You will be sent a written notice of this right of cancellation: (a) if during the first 15 months after the date of issuance of the Plan, you have missed three investments or more; or (b) if following the first 15 months after the date of issuance of the Plan (but prior to 18 months after such date), you have missed one investment or more. If the Sponsor has previously sent a notice in connection with event (a) above, a second notice will not be sent even if additional investments are missed.



     These notices will inform you of your rights, and will also include the value of the account and the amount you would be entitled to receive upon cancellation, as of the date of the notice. For a cancellation request above $50,000 your signature must be guaranteed.



VOTING RIGHTS



     You will receive a notice and proxy statement for each shareholder meeting of the Fund. The Custodian will vote the shares held in your account as you instruct on the voting instructions card which will accompany the notice and proxy statement. If the voting instructions card is validly executed and returned without specification of a choice, the shares will be voted in favor of the proposals of the Fund's management. The Custodian will vote shares for which no valid voting instructions have been received in the same proportion as it votes shares for which it has received instructions. You may attend any such meetings, and if you desire to vote in person the shares held in your account, you may make a written request to the Custodian for a proxy prior to the meeting which will permit the shares to be voted in person.

TRANSFER OR ASSIGNMENT RIGHTS



     To secure a loan, you may assign your right, title and interest in a Plan to a bank or other lending institution. (Qualified retirement plans, including IRAs, are required by federal tax law to be non-assignable.) The bank or other lending institution, however, will not be entitled to exercise the right of partial withdrawal or partial liquidation. During the term of the assignment, you will be entitled to all dividends and distributions on Class II Shares. In addition, you may:



          (a) transfer your right, title and interest to another person whose only right shall be the privilege of complete withdrawal from the Plan; or



          (b) transfer your right, title and interest to another person, trustee or custodian acceptable to the Sponsor, who has made application to the Sponsor for a similar Plan.



     The Custodian will, at the request of the assignee, record an assignment until such time as the assignee notifies BFDS that the assignment has been released. No such assignment will be binding on the Custodian until it is recorded. Until the Custodian and the Sponsor have permitted such assignment to be recorded, they may treat you as the sole and absolute owner of the Plan and the related Class II Shares.



TERMINATION OF A PLAN BY THE SPONSOR OR CUSTODIAN



     A Plan normally remains in existence until you have made 300 investment units into your Plan. Neither the Sponsor nor the Custodian can terminate a Plan unless you have failed to make investments for a period of 6 consecutive months from the scheduled due date of the last investment made (including any investments made in advance of their scheduled due dates). For example, if you have made all investments due under your Plan through June 30th of a given year (regardless of when such investments were made) and you make no further investments, your Plan may not be terminated before December 31st of that same year. Any scheduled investment made prior to the termination of a Plan extends the due dates of all future investments for a period equal to the period during which no investments were made. Accordingly, you need only make one investment during each 6-month period to prevent your Plan from being terminated.



     A Plan may also be terminated prior to the accumulation of 300 investment units if shares of the Fund are not available and a substitution is not made. After 300 investment units have been made, or on the happening of any of the other events justifying termination, the Sponsor or the Custodian may terminate a Plan 60 days after mailing to you a written notice of the termination.



     On termination, the Custodian, acting as your agent, must withdraw the shares from the Custodianship and, as your agent, may surrender for sale all of your Class II Shares, or sufficient Class II Shares to pay all authorized deductions. Any adjustment in Creation and Sales Charges or other charges occasioned by virtue of your termination through the exercise of one of the refund privileges will be made at the same time. The shares and/or cash, after payment of all authorized deductions, will be held by the Custodian as your agent for delivery to you upon your instruction. No interest will be paid on any cash balances held. If the Custodian does not receive a response within 60 days after mailing the notice of termination to you, the Custodian, in its discretion, may mail the shares and/or check payable to you, to your last known address of record, and you will be deemed to have no further rights under your Plan. In all events, terminated Plans will not be resold. Undeliverable shares and cash will be held by the Custodian in trust for your account, subject to applicable abandoned property laws.



SUBSTITUTION OF SHARES



     The Sponsor may substitute shares of another investment as the underlying investment if it deems such action to be in the best interests of the Planholders. Substituted shares generally will be comparable in character and quality to the Class II Shares, and will be registered with the SEC under the Securities Act of 1933, as amended. Before any substitution can be made, the Sponsor must:



          (a) Obtain an order from the SEC approving such substitution under the provisions of Section 26(b) of the Investment Company Act of 1940, as amended (the 1940 Act);



          (b) Give written notice of the proposed substitution to the Custodian;



          (c) Give written notice of the proposed substitution to you, giving a reasonable description of the substituted fund shares, disclosing that, unless you respond within 30 days of the date of mailing of such notice, you will be considered to have agreed to bear your pro rata share of expenses and taxes in connection with the substitution. The pro rata share of expenses and taxes are payable from any income dividends and any capital gains distributions, but if such dividends and distributions are insufficient, the pro rata share of expenses and taxes are collectable by the Custodian from the proceeds of the sale of Class II Shares held for your account; and



          (d) Provide the Custodian with a signed certificate stating that such notice has been given to you.

     If you do not respond within the 30-day notice period, the Custodian will purchase shares of the substituted fund with your subsequent investments and any dividends and distributions which may be reinvested for your account. If shares of the substituted fund are also to be substituted for the shares already held, the Sponsor must arrange for the Custodian to be furnished, without payment of a sales charge of any kind, with shares of the substituted fund having an aggregate value equal to the value of shares of the Fund for which they are to be exchanged.



     If Class II Shares are not available for purchase for a period of 90 days or longer, and the Sponsor fails to substitute other shares, the Custodian may, but is not required to, select another underlying investment. If the Custodian selects a substitute investment, it shall first obtain an order from the SEC approving such substitution as specified above and then shall notify you, and if, within 30 days after mailing such notice, you give your written approval of the substitution and agree to bear your pro rata share of actual expenses, including any tax liability sustained by the Custodian, the Custodian may thereafter purchase such substituted shares. Your failure to give such written approval within the 30-day period shall give the Custodian authority to terminate your Plan.



     If Class II Shares are not available for purchase for a period of 90 days or longer, and neither the Sponsor nor the Custodian substitutes other shares, the Custodian has the authority, without further action on its part, to terminate the Plans.



PLAN COMPLETION



     After you have completed your Plan investments, you have the following options:



          (a) Have the Custodian hold your Class II Shares until after the 300th investment has been made;



          (b) Register your Class II Shares in your name;



          (c) Sell your Class II Shares and receive the cash proceeds; or



          (d) Establish a Systematic Withdrawal Program.



     You may also continue the Custodianship after the 300th investment under the Plan, subject to the right of the Sponsor or Custodian to terminate the Plan.



                         SERVICE CHARGES AND OTHER FEES



     There are currently no deductions against Planholders' accounts or against Fund dividends and/or distributions to compensate the Sponsor or the Custodian for its services except the fees and charges described below.



     If your Plan is not current and you have not made any Plan investments for a 12-month period, the Custodian will deduct from your account a fee of $12 per year for its services. If you send a Plan investment by check or other order for the payment of money which is not honored by the bank on which it is drawn, the Custodian will deduct $5.00 from your account for each monthly Plan investment. The Custodian will charge you $2.50 for terminating a Plan.



     If you establish your Plan as an IRA, the Custodian will deduct an annual IRA custodial fee of $10 from your account. You may pay this annual fee in advance by sending a separate check clearly identified as an IRA custodial fee payment to the Custodian.



     The Fund and the Sponsor reserve the right to impose a processing fee of $1.50 for each monthly Plan investment received by check (up to a maximum of $5 per event). You do not pay a fee for your initial investment to establish a Plan. There is no processing fee on monthly Plan investments made through an automatic investment option. The check processing fee is not currently in effect.


     A Planholder will be charged for reproduction of account history at the rate of $5.00 for each year researched.

     All other Custodian fees which would otherwise be charged to the Plan or the Planholders, or deducted from Fund dividends and/or distributions, may be paid by the Fund or the Sponsor. Although there is no current intention to do so, the Fund reserves the right to cease paying such fees, and the Sponsor reserves the right to cause deductions in the future against the Plans, the Planholders, and Fund dividends and/or distributions to compensate the Custodian for its services.


                       DIVIDENDS, CAPITAL GAINS AND TAXES



     Unless otherwise directed by you, the net amount of all income dividends and capital gains distributions, are automatically used to purchase additional Class II Shares at net asset value. No sales charge is made on any such reinvestment. You may instruct BFDS by written notice, received at least seven days prior to the record date of an income dividend or capital gains distribution, to remit the net amount of such dividend or distribution to you. You may change these directions at any time.

     You are deemed for federal income tax purposes to be the owner of the underlying Class II Shares accumulated in your account. Dividends and distributions on such shares paid to you in cash or reinvested in additional Class II Shares are taxable to you. See "Taxes" in the accompanying Fund prospectus for a discussion of the tax treatment of such dividends and distributions. As soon as practicable after the close of each calendar year, you will be advised of the amount and nature of the ordinary income dividends and capital gains distributions received on your behalf during such year. Qualified retirement plans, including IRAs, may be entitled to defer taxes until some later date. Participants should consult their tax advisors.



     The Creation and Sales Charges deducted from your investments in your Plan are not deductible for tax purposes by you, but are included in your tax basis for the Class II Shares in your account. Any Custodian fee and service charge you may have paid (whether as a deduction from your investments in your Plan or as a deduction from the distributions made on the Class II Shares in your account) may be deductible for tax purposes by you dependent on whether you itemize deductions, the total amount of your miscellaneous itemized deductions and the level of your adjusted gross income.



     Under provisions of the Code, the Custodian may be required to withhold from dividends and liquidations 31% of all amounts otherwise payable to you if you have not provided the Custodian with a correct certified tax identification number or if you have been notified by the Internal Revenue Service that you are subject to "backup withholding" because of underreporting of reportable payments. The amounts withheld will be credited against your federal income tax liability, and, if withholding results in an overpayment of taxes, you may obtain a refund from the Internal Revenue Service.



     Neither the Custodian, BFDS, nor the Sponsor bears any taxes arising from the custody of the Class II Shares or the operations of the Custodianship under the Plans. The Custodian, BFDS, and the Sponsor are authorized to incur any expenses deemed necessary or appropriate in connection with any claim or possible claim for taxes against the Custodianship or the accounts of Planholders. The Sponsor or the Custodian may, in its discretion, deduct charges against your account on a pro rata basis (determined by reference to the total number of Class II Shares affected) in order to pay or set up reserves for such claims and related expenses.



                             ADDITIONAL INFORMATION



THE CUSTODIAN



     State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02101, acts as Custodian for the Plans pursuant to a custodian agreement, dated April 29, 1999 (Custodian Agreement). The Custodian is a corporation organized under the laws of the Commonwealth of Massachusetts. The Custodian's Internal Revenue Service Employer Identification Number is 04-1867445.



     The duties of the Custodian under the Custodian Agreement include the receipt of all of your investments and income dividends and capital gain distributions on Class II Shares, the processing of all authorized deductions therefrom and the purchase and retention of Class II Shares for your accounts. The Custodian also effects partial or complete liquidations of Plans in connection with withdrawals or terminations and the various other functions discussed above.


     The Custodian receives and holds in trust without interest all cash and Class II Shares held by a Plan until completion and/or termination of the Plan. BFDS keeps a complete record of your account and mails receipts for each of your investments showing the number of shares held for your account, notices (including distribution notices and tax statements), reports to shareholders, prospectuses and proxy material. The Custodian causes periodic audits to be taken of the records it maintains relating to the Plans, unless such audits are arranged for by the Sponsor, and prepares and files tax returns and other reports required by law. The Custodian assumes only those responsibilities specifically imposed on it under its Custodian Agreement with the Sponsor. The Custodian has no responsibility for the choice of the underlying investment, for the investment policies and practices of the management of the Fund, for the acts or omissions of the Sponsor, for compliance by the Sponsor with the laws of the United States, any state or other jurisdiction relating to the sale, registration or qualification of securities, or for the Sponsor's compliance with any rules, regulations or orders of any regulatory agencies or commissions, for the validity of written designations of beneficiaries executed by planholders, or for signatures guaranteed by persons other than banks or members of national securities exchanges.

     The Custodian is authorized to commingle only those payments, dividends and certificates of Class II Shares which are held for or received from the various planholders of Plans which are subject to this Prospectus. While the Custodian does not assert a lien in general terms on the property held by it, the authorization conferred on the Custodian to make the various deductions discussed above, and in certain cases to sell Class II Shares, may be considered authorization to the Custodian to create such liens.

     The Custodian Agreement cannot be amended in such a manner as to adversely affect your material rights and privileges without your written consent.

     An unlimited number of Plans may be issued under the Custodian Agreement.

     Under certain circumstances as provided in the Custodian Agreement, the Sponsor or the Custodian has the right to terminate the services of the Custodian. However, no such termination or resignation may be made as to the Plans then in force unless all

Class II Shares have been liquidated and the proceeds distributed to you, or unless a successor custodian has been designated and has accepted the custodianship. Any successor custodian must be a bank or trust company having at all times aggregate capital, surplus and undivided profits in excess of $1,000,000. Notice of such a change will be sent to you, but your consent is not required.


THE SPONSOR



     A I M Distributors, Inc., (11 Greenway Plaza, Houston, Texas, 77046) is a Delaware corporation organized on November 18, 1976. It is a wholly owned subsidiary of A I M Advisors, Inc. (AIM). AIM is a wholly owned subsidiary of A I M Management Group Inc. (AIM Management), the parent corporation of AIM. AIM Management is a holding company engaged in the financial services business and is an indirect wholly owned subsidiary of AMVESCAP PLC, a publicly-traded holding company that, through its subsidiaries, is engaged in institutional investment management and retail mutual fund businesses in the United States, Europe and the Pacific Region. AIM Distributors is a member of the National Association of Securities Dealers, Inc. The Sponsor's directors and principal officers, all of whom have the same business address as the Sponsor, are listed below. AIM Distributors' Internal Revenue Service Employer Identification Number is 74-1894784.


     Charles T. Bauer is Chairman of the Board of Directors, A I M Management Group Inc., A I M Advisors, Inc., A I M Capital Management, Inc., A I M Distributors, Inc., A I M Fund Services, Inc. and Fund Management Company; and Director and Vice Chairman, AMVESCAP PLC.

     Michael J. Cemo is Director and President, A I M Distributors, Inc.; Director and Senior Vice President, A I M Management Group Inc.; and Director, A I M Fund Services, Inc.

     Robert H. Graham is Director, President and Chief Executive Officer, A I M Management Group Inc.; Director and President, A I M Advisors, Inc.; Director and Senior Vice President, A I M Capital Management, Inc., A I M Distributors, Inc., A I M Fund Services, Inc., and Fund Management Company; Director, AMVESCAP PLC.

     Gary T. Crum is Director and President, A I M Capital Management, Inc.; Director and Senior Vice President, A I M Management Group Inc. and A I M Advisors, Inc.; and Director, A I M Distributors, Inc. and AMVESCAP PLC.

     W. Gary Littlepage is Director and Senior Vice President, A I M Distributors, Inc., and Vice President, A I M Management Group Inc.

     James L. Salners is Executive Vice President, A I M Distributors, Inc.

     John Caldwell is Senior Vice President, A I M Distributors, Inc., A I M Management Group Inc.; Director and President, A I M Fund Services, Inc.

     Marilyn M. Miller is Senior Vice President, A I M Distributors, Inc.

     Gordon J. Sprague is Senior Vice President, A I M Distributors, Inc.

     Michael C. Vessels is Senior Vice President, A I M Distributors, Inc.

     Gene L. Needles is Senior Vice President, A I M Distributors, Inc.

     Carol F. Relihan is Director, Senior Vice President, General Counsel and Secretary, A I M Advisors, Inc.; Senior Vice President, General Counsel and Secretary, A I M Management Group Inc.; Director, Vice President and General Counsel, Fund Management Company; General Counsel and Vice President, A I M Fund Services, Inc.; and Vice President, A I M Capital Management, Inc. and A I M Distributors, Inc.

     Dawn Hawley is Chief Financial Officer and Senior Vice President of A I M Management Group Inc.; Director, Senior Vice President and Treasurer of A I M Advisors, Inc.; Vice President and Treasurer of A I M Capital Management, Inc., A I M Distributors, Inc., A I M Fund Services, Inc. and Fund Management Company.

     B. J. Thompson is First Vice President, A I M Distributors, Inc.

     Mary A. Corcoran is Senior Vice President, A I M Fund Services, Inc. and Vice President of A I M Distributors, Inc.

     James R. Anderson is Vice President, A I M Distributors, Inc. and Fund Management Company

     Mary K. Coleman is Vice President, A I M Distributors, Inc.

     Melville B. Cox is Vice President and Chief Compliance Officer A I M Advisors, Inc., A I M Capital Management, Inc., A I M Distributors, Inc., A I M Fund Services, Inc. and Fund Management Company.

     Glenda A. Dayton is Vice President, A I M Distributors, Inc.

     Sidney M. Dilgren is Vice President, A I M Distributors, Inc.; and Senior Vice President, A I M Fund Services, Inc.

     Tony D. Green is Vice President, A I M Distributors, Inc.; and Senior Vice President, A I M Fund Services, Inc.

     Charles H. McLaughlin is Vice President, A I M Distributors, Inc.

     Ivy B. McLemore is Vice President, A I M Distributors, Inc.

     Ofelia M. Mayo is General Counsel, Vice President and Assistant Secretary, A I M Distributors, Inc.; Assistant General Counsel and Assistant Secretary,
A I M Capital Management, Inc., A I M Fund Services, Inc. and Fund Management Company and Assistant General Counsel, Assistant Secretary and Vice President, A I M Advisors, Inc.

     Terri L. Randsell is Vice President, A I M Distributors, Inc.

     Kamala C. Sachidanandan is Vice President, A I M Distributors, Inc.

     Frank V. Serebrin is Vice President, A I M Distributors, Inc.

     Christopher T. Simutis is Vice President, A I M Distributors, Inc.

     Gary K. Wendler is Vice President, A I M Distributors, Inc.

     Norman W. Woodson is Vice President, A I M Distributors, Inc.

     Mr. Bauer and Mr. Graham are directors of, and Messrs. Bauer, Graham and Ms. Relihan are officers of, some or all of the investment companies advised or managed by AIM. Directors of the Sponsor do not receive any compensation for their services. Officers and employees of the Sponsor receive no compensation from the Sponsor, but are compensated by AIM Management. All officers and employees of the Sponsor are currently covered by a fidelity bond in the amount of $35,000,000. AIM, a wholly owned subsidiary of AIM Management, acts as investment advisor of the Fund and receives a fee from the Fund for its services.


     The Sponsor is the principal underwriter of the Fund and the following other open-end investment companies advised or managed by AIM: AIM Advisor Funds, Inc., AIM Equity Funds, Inc., AIM Funds Group, AIM Growth Series, AIM International Funds, Inc., AIM Investment Funds, AIM Investment Securities Funds, AIM Series Trust, AIM Special Opportunities Funds, AIM Tax-Exempt Funds, Inc. and AIM Variable Insurance Funds, Inc.



GENERAL


     The Plans are organized under and are governed by the laws of The Commonwealth of Massachusetts. The Plans are considered to be a unit investment trust under the 1940 Act and are so registered with the SEC. Such registration does not imply supervision of management or investment practices or policies by the SEC.


     AIM Summit Investors Plans II are presently offered in all states.


     This Prospectus omits some of the information contained in the registration statement filed with the SEC. You may obtain copies of the registration statement, including items omitted herein, from the SEC by paying the charges prescribed under its rules and regulations.

         TRANSCRIPT OF A HYPOTHETICAL PERIODIC PAYMENT PLAN ACCOUNT(1)


-----------------------------------------------------------------------------------------------
       COL. A                    COL. B                   COL. C
-----------------------------------------------------------------------------------------------
                            Amount of Payment          Deductions from Payments on Principal
                       ------------------------------------------------------------------------
                                                            (1)             (2)         (3)
                                                     ------------------------------------------
                                                       UNDERWRITING
                        MONTHLY FOR                    COMMISSIONS,
                       FIRST YEAR AND                LOADING FEES AND
                          ANNUALLY                   ALL OTHER SIMILAR   INSURANCE     OTHER
   DATE OF PAYMENT       THEREAFTER     CUMULATIVE        CHARGES        PREMIUMS    DEDUCTIONS
   ---------------     --------------   ----------   -----------------   ---------   ----------
March 1, 1999........       600           6,000              0               0           0
March 1, 1998........       600           5,400              0               0           0
March 1, 1997........       600           4,800              0               0           0
March 1, 1996........       600           4,200              0               0           0
March 1, 1995........       600           3,600              0               0           0
March 1, 1994........       600           3,000              0               0           0
March 1, 1993........       600           2,400              0               0           0
March 1, 1992........       600           1,800              0               0           0
March 1, 1991........       600           1,200              0               0           0
February 1, 1990.....        50             600             25               0           0
January 1, 1990......        50             550             25               0           0
December 1, 1989.....        50             500             25               0           0
November 1, 1989.....        50             450             25               0           0
October 1, 1989......        50             400             25               0           0
September 1, 1989....        50             350             25               0           0
August 1, 1989.......        50             300             25               0           0
July 1, 1989.........        50             250             25               0           0
June 1, 1989.........        50             200             25               0           0
May 1, 1989..........        50             150             25               0           0
April 1, 1989........        50             100             25               0           0
March 1, 1989........        50              50             25               0           0

---------------------  ----------------------------------------------------
       COL. A                        COL. D                      COL. E
---------------------  ----------------------------------------------------
                             Balance of payments on
                       principal available for investment
                                in trust property
                       -----------------------------------

                          MONTHLY FOR
                         FIRST YEAR AND                       LIQUIDATING
                            ANNUALLY                            VALUE OF
   DATE OF PAYMENT         THEREAFTER         CUMULATIVE     CERTIFICATE(2)
   ---------------     ------------------   --------------   --------------
March 1, 1999........          600               5,700
March 1, 1998........          600               5,100
March 1, 1997........          600               4,500
March 1, 1996........          600               3,900
March 1, 1995........          600               3,300
March 1, 1994........          600               2,700
March 1, 1993........          600               2,100
March 1, 1992........          600               1,500
March 1, 1991........          600                 900
February 1, 1990.....           25                 300
January 1, 1990......           25                 275
December 1, 1989.....           25                 250
November 1, 1989.....           25                 225
October 1, 1989......           25                 200
September 1, 1989....           25                 175
August 1, 1989.......           25                 150
July 1, 1989.........           25                 125
June 1, 1989.........           25                 100
May 1, 1989..........           25                  75
April 1, 1989........           25                  50
March 1, 1989........           25                  25


---------------

(1) (a) The transcript assumes that there has been no lapse or cancellation of your Plan.






(2) The inception date of Class II Shares is July 1, 1999, and therefore the liquidating value cannot be determined.

                     CONTENTS OF REGISTRATION STATEMENT



This Registration Statement comprises the following papers and documents:

The facing sheet.

The Prospectus consisting of 16 pages.

Signatures.

Written consents of the following persons:

      None


The following exhibits:

Exhibit Number                     Description
--------------                     -----------

   1.A(1)                 -        Custodian Agreement, dated April 29, 1999
                                   between A I M Distributors, Inc. and State
                                   Street Bank and Trust Company was filed
                                   electronically as an Exhibit to the
                                   Registrant's Initial Registration Statement on April 30, 1999, and is incorporated by reference herein.

   A(2)                    -       None.

   A(3)(a)                 -       None.

   A(3)(b)                 -       Form of Dealer Agreement between
                                   A I M Distributors, Inc. and selected
                                   dealers was filed electronically as an
                                   Exhibit to the Registrant's Initial
                                   Registration Statement on April 30, 1999.

   A(3)(c)                 -       AIM Summit Investors Plans II Commission
                                   Schedule was filed electronically as an
                                   Exhibit to the Registrant's Initial
                                   Registration Statement on April 30, 1999, and is incorporated by reference herein.

   A(4)                    -       None.

   A(5)(a)                 -       None.

   A(6)(a)                 -       Certificate of Incorporation, as amended,
                                   of A I M Distributors, Inc. was filed
                                   electronically as an Exhibit to the
                                   Registrant's Initial Registration Statement on April 30, 1999, and is incorporated by reference herein.


   A(6)(b)                 -       Amended and Restated By-Laws of A I M
                                   Distributors, Inc. dated February 11, 1997 was filed electronically as an Exhibit to the Registrant's Initial Registration
                                   Statement on April 30, 1999, and is
                                   incorporated by reference herein.


   A(7)                    -       None.

Exhibit Number                     Description
--------------                     -----------


   A(8)(a)(i)              -       Distribution Agreement between A I M
                                   Distributors, Inc. and Registrant dated
                                   February 28, 1997 was filed electronically as an Exhibit to the Registrant's Initial
                                   Registration Statement on April 30, 1999, and is incorporated by reference herein.


   A(8)(a)(ii)             -       Amendment No. 1 to the Distribution
                                   Agreement between A I M Distributors, Inc.
                                   and Registrant dated February 28, 1997 was filed electronically as an Exhibit to the Registrant's Initial Registration Statement on April 30, 1999, and is incorporated by reference herein.

   A(9)(a)                 -       None.

   A(10)(a)                -       Form of AIM Summit Investors Plans II
                                   Application was filed electronically as an Exhibit to the Registrant's Initial
                                   Registration Statement on April 30, 1999.

 2.                        -       Opinion and Consent of Ballard Spahr
                                   Andrews & Ingersoll, LLP, was filed
                                   electronically as an Exhibit to the
                                   Registrant's Initial Registration Statement on April 30, 1999, and is incorporated by reference herein.

 3.A                       -       Omitted Financial Statements - None.

 3.B                       -       Consent - None.

 4.                        -       None.

 5. (Exhibit 27)           -       Financial Data Schedule - None.

                                 SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Sponsor of the Registrant has duly caused this Pre-Effective Amendment to its Registration Statement to be signed on behalf of the Registrant by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas on the 24th day of June, 1999.

                                 Registrant:   AIM SUMMIT INVESTORS PLANS II

                                         By:   A I M DISTRIBUTORS, INC.


                                               /s/ MICHAEL J. CEMO
                                         By:   ------------------------------
                                               Michael J. Cemo, President
ATTEST:

/s/ KATHLEEN J. PFLUEGER
-------------------------------
Kathleen J. Pflueger, Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


      SIGNATURE                         TITLE                        DATE
      ---------                         -----                        ----


/s/ MICHAEL J. CEMO              President and Director         June 24, 1999
---------------------------   (Principal Executive Officer)
(Michael J. Cemo)


/s/ CHARLES T. BAUER                 Chairman and               June 24, 1999
---------------------------            Director
(Charles T. Bauer)


/s/ GARY T. CRUM                       Director                 June 24, 1999
---------------------------
(Gary T. Crum)


/s/ ROBERT H. GRAHAM                   Director                 June 24, 1999
---------------------------
(Robert H. Graham)


/s/ W. GARY LITTLEPAGE                 Director                 June 24, 1999
---------------------------
(W. Gary Littlepage)


/s/ DANA R. SUTTON             Vice President and Treasurer     June 24, 1999
---------------------------      (Principal Financial and
(Dana R. Sutton)                    Accounting Officer)

                             INDEX TO EXHIBITS

         Exhibit Number                     Description

         None